UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Thomason, Donald W.
   1105 Capital Avenue, S.W.


   Battle Creek, MI  49015
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/3/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/03/03    A        500.0000      A               13,881.6130    D  Direct
Common Stock                                                                                     4,334.4650     I  by Dir. Def. Comp

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $4.1300         03/03/03       A         1,000.0000                        (1)          03/03/13
(right to buy)
Non-Qualified Stock Option     $7.4250                                                                                 03/01/12
(right to buy)
Non-Qualified Stock Option     $11.8438                                                                                04/18/10
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $14.2600                                                                                03/01/11
(right to buy)
Non-Qualified Stock Option     $15.6250                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $15.9520                                                                                03/02/08
(right to buy)
Non-Qualified Stock Option     $17.1430                                                                                05/01/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/03/03  Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,000.0000                3,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,050.0000                1,050.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,050.0000                1,050.0000    D   Direct
(right to buy)

Explanation of Responses:

(1)
The option vests in three equal annual installments beginning on March 3, 2004.
-
Includes shares acquired by reinvestment of dividends through the Company's DRIP.

SIGNATURE OF REPORTING PERSON
/S/ By: Sherry L. Abbott
    For: Donald W. Thomason
DATE 03/04/03